

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Mary Kay Fenton
Chief Financial, Interim Chief Executive Officer and President
Talaris Therapeutics, Inc.
93 Worcester St.
Wellesley, MA 02481

Re: Talaris Therapeutics, Inc.
Registration Statement on Form S-4
Exhibit Nos. 10.4 and 10.5
Filed July 20, 2023
File No. 333-273335

Dear Mary Kay Fenton:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sarah Ashfaq, Esq.